UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Puerto Rico Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	4
Notes to Financial Statements as of and for the Years Ended December 31, 2013 and 2012	5-10
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
PPG Puerto Rico Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of PPG Puerto Rico Employee Savings Plan (the “Plan”) at December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at December 31, 2013) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 23, 2014

2012 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
PPG Puerto Rico Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the PPG Puerto Rico Employee Savings Plan (the "Plan") as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 25, 2013

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Cash and cash equivalents	$2,866,629	$412,256
Mutual funds	5,902,993	601,672
Investment in PPG Industries, Inc. common stock — at fair value	1,826,046	727,236
Total investments at fair value	10,595,668	1,741,164
Receivables:
Employer contributions	11,045	2,940
Employee contributions	5,556	6,276
Notes receivable from participants	589,051	29,127
NET ASSETS AVAILABLE FOR BENEFITS	$11,201,320	$1,779,507

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

ADDITIONS:
Net appreciation in fair value of investments:
PPG common stock	$405,703	$280,687
Mutual funds	421,680	49,572
Total net appreciation in fair value of investments	827,383	330,259
Dividends	213,842	27,421
Interest income on cash and cash equivalents	21	625
Interest income on notes receivable from participants	11,518	1,235
Total investment income	1,052,764	359,540

Contributions:
Employer	240,417	31,887
Employee	392,132	65,870
Total contributions	632,549	97,757
Total additions	1,685,313	457,297
DEDUCTIONS:
Withdrawals	683,477	83,884
Administration expenses	24,483	17,200
Total deductions	707,960	101,084
NET INCREASE PRIOR TO PLAN TRANSFERS	977,353	356,213
TRANSFERS IN FROM OTHER PLANS	8,444,460	—
NET INCREASE	9,421,813	356,213
Beginning of year	1,779,507	1,423,294
End of year	$11,201,320	$1,779,507

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The PPG Puerto Rico Employee Savings Plan (the "Plan") was established on December 28, 2010, for employees of PPG Industries, Inc. (the "Company" or "PPG") and its subsidiaries residing in Puerto Rico. The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Director, Compensation and Benefits. The named fiduciary with respect to control and management of the assets of the Plan is the Company. PPG's responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee has responsibility for establishing, maintaining, and amending the Plan.

General - The Plan is a defined contribution plan and is qualified under section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan was established to provide a means for participants to save for their retirement and enable participants to defer a portion of their eligible compensation. Participants are employees of PPG and its subsidiaries residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974, as amended ("ERISA").
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Plan. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.
Trustee of the Plan - Banco Popular de Puerto Rico (the "Trustee") was the trustee for all of the Plan assets as of December 31, 2013 and 2012.
Eligibility to Participate in the Plan - The Plan is designed for employees of PPG and its subsidiaries residing permanently in Puerto Rico. An eligible employee may become a participant as of the first of any month that is coincident with or following his or her hire date.
Investment Options - Participants of the Plan are eligible to invest in money market funds, mutual funds and PPG common stock.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. Participants can contribute on a pre-tax or after-tax basis. Pre-tax contributions were restricted to $15,000 in 2013 and $13,000 in 2012. After-tax contributions in a plan year may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Catch-up contributions may only be made by participants who reach age 50 by the end of the plan year and are limited to $1,500 per plan year. Employee contributions may also include rollovers from other qualified plans. There were rollover contributions of $156,416 in 2013. There were no rollover contributions in 2012.
Company-matching contributions are applied to each participant's monthly contribution subject to a maximum of 6% of the eligible participant's compensation. The Company match rate established each year is at the discretion of the Company. Effective January 1, 2012, the Company matching contribution was 75% on the first 6% of eligible participant compensation contributed. Effective April 1, 2013, the Company matching contribution was raised to 100% on the first 6% of eligible participant compensation contributed.

In addition to the company-matching contributions noted above, effective June 2013, the Company deposits additional retirement plan monies called "Employer Additional Contributions" into eligible participant accounts. These contributions are between 2% and 5% of the eligible participants' eligible plan compensation. Total Employer Additional Contributions were $55,400 in 2013.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.
Vesting - All participant contributions and Company-matching contributions and their related earnings are vested immediately and become nonforfeitable. All Employer Additional Contributions have a three year vesting period.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution or installment payments. The benefit to which a participant is entitled is the participant's vested account balance. Upon reaching the age of 70 and one-half, distribution of the vested balance to the participant is at the discretion of the participant.
Notes Receivable from Participants - All active participants, excluding (a) those with a vested account balance less than $2,000 and (b) those who have two existing loans may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 12 to 120 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month, plus 1%. Principal and interest payments are generally repaid by payroll deductions.
Transfers - Transfers in occur when PPG acquires a new business and the account balances of former participants in plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part of a business and the account balances of participants in the Plan related to the divested business are legally moved out of the Plan.
In June 2013, net assets from the AkzoNobel Retirement Savings Plan were transferred into the Plan as a result of PPG's acquisition of AkzoNobel's North American architectural coatings business in April 2013. The net assets, including participant loans, transferred into the Plan was approximately $8.4 million. These transfers into the plan and the increased number of plan participants were the primary reasons for the increase in total net assets available for benefits compared to the balance as of December 31, 2012.
The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2013 and 2012, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG common stock fund are recorded as investment income on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Cash and Cash Equivalents - Cash and cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.
Investment Valuation - Investments are stated at fair value. See Note 3 for further information pertaining to fair value measurements.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.

3.	FAIR VALUE MEASUREMENT

Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.

Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. For the years ended December 31, 2013 and 2012, there were no transfers between levels.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2013, were as follows:

Level 1

Cash and cash equivalents:
DWS Investments (DWS) Money Market Series*	$2,856,342
BPPR time deposit open account	10,287
Total cash and cash equivalents	2,866,629
Mutual funds:
DWS Equity 500 Fund*	897,691
DWS US Bond Index Institutional Fund	532,326
Fidelity Advisors Freedom Income Fund	6
Fidelity Advisors Freedom 2015 Fund	116,461
Fidelity Advisors Freedom 2020 Fund	75,316
Fidelity Advisors Freedom 2025 Fund	552,300
Fidelity Advisors Freedom 2030 Fund	410,887
Fidelity Advisors Freedom 2035 Fund*	771,770
Fidelity Advisors Freedom 2040 Fund*	890,565
Fidelity Advisors Freedom 2045 Fund	302,547
Fidelity Advisors Freedom 2050 Fund	181,807
Fidelity Contrafund	77,844
Fidelity Growth Fund	122,202
Vanguard FTSE All World ex-US Index Fund	496,882
Vanguard Small-Cap Index Fund	474,389
Total mutual funds	5,902,993
PPG Industries, Inc. common stock fund*	1,826,046
Total Investments at fair value	$10,595,668

*Represents investments whose fair value is more than 5% of net assets available for benefits at December 31, 2013.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2012, were as follows:

Level 1

Cash and cash equivalents:
DWS Investments (DWS) Money Market Series*	$407,985
BPPR time deposit open account	4,271
Total cash and cash equivalents	412,256
Mutual funds:
DWS Equity 500 Fund	75,102
DWS US Bond Index Institutional Fund*	121,949
Fidelity Advisors Freedom 2015 Fund	31,467
Fidelity Advisors Freedom 2020 Fund	24,546
Fidelity Advisors Freedom 2025 Fund	3,867
Fidelity Advisors Freedom 2030 Fund	38,031
Fidelity Advisors Freedom 2035 Fund	85,492
Fidelity Advisors Freedom 2040 Fund	4,640
Fidelity Advisors Freedom 2045 Fund	712
Fidelity Advisors Freedom 2050 Fund	26,993
Fidelity Contrafund	48,980
Fidelity Growth Fund	50,022
Vanguard FTSE All World ex-US Index Fund	31,697
Vanguard Small-Cap Index Fund	58,174
Total mutual funds	601,672
PPG Industries, Inc. common stock fund*	727,236
Total investments at fair value	$1,741,164

*Represents investments whose fair value is more than 5% of net assets available for benefits at December 31, 2012.

4.	RELATED-PARTY TRANSACTIONS

The Trustee manages the BPPR time deposit open account. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of PPG, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

6.	INCOME TAX STATUS

In April 2012, the Plan received a favorable tax determination letter from the Treasury of the Commonwealth of Puerto Rico stating that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Puerto Rico Internal Revenue Code of 2011, as amended (the "2011 PR Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the 2011 PR Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. In April 2014, the Plan was filed with the Treasury of the Commonwealth of Puerto Rico for an updated determination letter.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

		Current
	Identity of Issuer and Title of Issue	Value

	Cash and cash equivalents	$2,866,629
*	Investment in PPG Industries, Inc., common stock — at fair value	1,826,046
	Mutual funds — at fair value:
	DWS Equity 500 Fund	897,691
	DWS US Bond Index Institutional Fund	532,326
	Fidelity Advisors Freedom Income Fund	6
	Fidelity Advisors Freedom 2015 Fund	116,461
	Fidelity Advisors Freedom 2020 Fund	75,316
	Fidelity Advisors Freedom 2025 Fund	552,300
	Fidelity Advisors Freedom 2030 Fund	410,887
	Fidelity Advisors Freedom 2035 Fund	771,770
	Fidelity Advisors Freedom 2040 Fund	890,565
	Fidelity Advisors Freedom 2045 Fund	302,547
	Fidelity Advisors Freedom 2050 Fund	181,807
	Fidelity Contrafund	77,844
	Fidelity Growth Fund	122,202
	Vanguard FTSE All World ex-US Index Fund	496,882
	Vanguard Small-Cap Index Fund	474,389
	Employee contribution receivable	5,556
	Employer contribution receivable	11,045
*	Loans to participants with interest rates of 4.25%, maturing through June 2019	589,051
	TOTAL	$11,201,320

*	Party in interest

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Director, Compensation and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Puerto Rico Employee Savings Plan
(Name of Plan)
Date:	June 23, 2014	/s/ Karen P. Rathburn
Karen P. Rathburn, Global Director, Compensation and Benefits of PPG Industries, Inc. and Administrator of the Plan